Exhibit 99.1

NeoGames Announces Fourth Quarter and Full Year 2020 Results

–  Full Year Revenues of $49.2 Million (up 48.8% yoy) And Share in NPI Revenue Interests of $9.5
Million (up 387.5% yoy) totaling $58.7 (up 67.7% yoy) –

–  Full Year Net Income of $0.29 Per Share –

–  Full Year Adjusted EBITDA1  of $28.7 Million, up 141.7% –

–  Initiates Full Year 2021 Revenue and Share in NPI Revenues Interest Guidance of $65 Million to
$69 Million –

Luxembourg – March 10, 2021 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery solutions, announced today financial results for the fourth quarter and fiscal year ended December 31, 2020.

Moti Malul, Chief Executive Officer of NeoGames, said: “We are proud to be reporting our results for the first time as a publicly traded company.  The past year was pivotal for NeoGames and the execution of our strategic goals. The year started with a six-year extension of our contract with Sazka, our largest European customer.  We built on that momentum with the expansion of our NeoPollard JV customer, the Virginia Lottery, into a full iLottery program that launched on July 1st. Next, we announced the first contract in Canada with AGLC in Alberta.  The program launched rapidly in early October and is off to a successful start.  We closed the year with the recently announced contract extension with our largest customer, the Michigan State Lottery, through July 2026.  2020 has definitely been transformational for NeoGames.”

“The year also marks positive signs for the growth of iLottery around the world.  As regulators realize the potential value iLottery can provide to tightening governmental budgets, particularly during the uncertain times brought on by the COVID-19 pandemic, NeoGames continues to represent a trusted provider with superior technology and premium content driving the most profitable iLottery programs.  In the U.S. iLottery market, according to Eilers & Krejcik Gaming, a leading gaming industry research firm, our NeoPollard JV is the market leader with a 70% market share of iLottery sales during the fourth quarter of 2020. Entering 2021, on the back of our successful IPO, we believe NeoGames remains well-positioned to continue to capitalize on the current landscape as a leader in the rapidly expanding global iLottery market,” continued Malul.

Fourth Quarter 2020 Financial Highlights

●
Revenues were $14 million during the fourth quarter of 2020, compared to $9 million during the fourth quarter of 2019, representing an increase of 56.4% year-over-year.  In addition, the Company’s share of NPI revenues was $4.5 million during the fourth quarter of 2020, compared to $0.9 million during the fourth quarter of 2019, representing an increase of 391% year-over-year.  The total of revenues and the Company’s share of NPI’s revenues was $18.5 million during the fourth quarter of 2020 compared to $9.9 million during the fourth quarter of 2019, representing an increase of 87.3% year-over-year.

●	Comprehensive income was $2.5 million, or $0.11 per share, during the fourth quarter of 2020, compared to loss of $(0.6) million, or $(0.03) per share, during the fourth quarter of 2019.
●
Adjusted EBITDA was $9.0 million during the fourth quarter of 2020, compared to an Adjusted EBITDA of $3.5 million during the fourth quarter of 2019, representing an increase of 160.6% year-over-year. [1]

●	Network NGR was $142 million during the fourth quarter of 2020, compared to $63 million during the fourth quarter of 2019, representing an increase of 125.6% year-over-year. [1]

Full Year 2020 Financial Highlights

●
Revenues were $49.2 million for 2020, compared to $33.1 million for the prior year, representing an increase of 48.8% year-over-year.  The Company share of NPI revenues was $9.5 million for 2020, compared to $2 million during the prior year, representing an increase of 387.5% year-over-year.  The total of revenues and the Company’s share of NPI’s revenues was $58.7 million during the full year of 2020 compared to $35.0 million during the prior year, representing an increase of 67.7% year-over-year.

●	Comprehensive income was $6.5 million, or $0.29 per share, for 2020, compared to loss of $(3.9) million, or $(0.18) per share, for the prior year.
●	Adjusted EBITDA was $28.7 million for 2020, compared to an Adjusted EBITDA of $11.9 million for the prior year, representing an increase of 141.7% year-over-year.[1]
●	Network NGR was $448 million for 2020, compared to $203 million for the prior year, representing an increase of 120.7% year-over-year.[1]

Full Year 2020 Business Highlights

●
On November 24, 2020, the Company completed an initial public offering of 5,528,650 ordinary shares, no par value, including 721,128 ordinary shares sold pursuant to the full exercise of the underwriters’ overallotment option. The offering consisted of 2,987,625 ordinary shares offered by the Company and 2,541,025 ordinary shares offered by certain selling shareholders. The ordinary shares were sold at an offering price of $17.00 per ordinary share for an aggregate offering value of $94.0 million.

●
Signed a four-year extension with the Michigan Lottery on the iLottery contract, a joint agreement between Pollard Banknote Limited and NeoGames. Under this agreement, which became effective in December 2020, the contract is extended through July 2026 from the previous end date of July 2022. NeoGames, along with Pollard Banknote, will continue to serve as the Michigan Lottery’s iLottery partner.

●
On July 1, 2020, the Company launched the Virginia iLottery program, which has quickly become one of the most successful launches of a full iLottery program in the United States where in Q4 2020 iLottery represented 25% of total lottery sales according to Eilers & Krejcik. The agreement with NPI also included a significant contract extension of five years to October 2026, with an option for extension to 2031.

●
On September 30, 2020, the Company launched the only regulated gaming website in Alberta, Canada, with NPI servicing the entire online gaming suite for a seven-year initial term and a five-year extension option.

●
Earlier in the year on March 31, 2020, the Company entered into an extension agreement with Sazka a.s as its full-service iLottery and iGaming provider. The new extension lengthened the term of the partnership until the end of December 2025.

1 Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Recent Business Highlights

•
On February 22, 2021, the Company announced the go-live of its eInstants games with the Austrian Lotteries, launching the Company’s first set of games on the win2day online gaming site.  In connection with the agreement, the Company will grant the Austrian Lotteries (Österreichische Lotterien) full access to its NeoGames Studio extensive portfolio of premium, award-winning eInstant games. The deal will provide Austrian Lotteries players with a steady, ongoing stream of new, unique, and exciting games, enhancing the overall gaming experience offered by the Lottery.

Guidance

The Company expects revenues, together with its NPI revenues interests, for the full year ending December 31, 2021 to be between $65 million and $69 million.

Conference Call & Webcast Details

NeoGames will host a live conference call and audio webcast on Thursday, March 11, 2021 at 8:30 a.m. Eastern Time, during which management will discuss the Company’s fourth quarter results and provide commentary on business performance. A question and answer session will follow the prepared remarks.

The conference call may be accessed by dialing (833) 301-1152 for U.S. domestic callers or (914) 987-7393 for international callers. Once connected with the operator, please provide the conference ID of 5833618.

A live audio webcast of the earnings conference call may be accessed on the Company’s website at ir.neogames.com. The replay of the audio webcast and accompanying presentation will be available on the Company’s investor relations website through 11:59 p.m. Eastern Time on Wednesday, March 17, 2021.

About NeoGames

NeoGames is a technology-driven innovator and a global provider of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames’ pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. As a trusted partner to lotteries worldwide, the Company works with its customers to maximize their success, offering a comprehensive solution that empowers them to deliver enjoyable and profitable iLottery programs to their players, generate more revenue, and direct proceeds to good causes.

Forward-looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to the risk factors discussed under the heading "Risk Factors" in our prospectus related to our initial public offering, filed with the Securities and Exchange Commission (“SEC”) on November 20, 2020, and other documents filed with or furnished to the SEC. When used in this document, such statements include such words as “may,” “will,” “expect,” “believe,” “plan,” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this document. Other than as required by law, there should not be an expectation that such information will in all circumstances be updated, supplemented, or revised whether as a result of new information, changing circumstances, future events, or otherwise.

Non-IFRS Financial Measures

For more information on these non-IFRS financial measures, please see below for the definition of these Non-IFRS measures.  A reconciliation of each non-IFRS measure to the most directly comparable IFRS financial measure can be found at the end of this release.

EBIT, EBITDA, and Adjusted EBITDA. We define “EBIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, initial public offering charges and the Company’s share of NPI’s depreciation and amortization. We believe EBIT, EBITDA and Adjusted EBITDA are useful in evaluating our operating performance, as they are similar to measures reported by other public companies in our industry and are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

Network NGR. We define “NGR” as (i) in North America, gross sales less winnings paid to players and any promotion dollar incentives granted to players, and (ii) in Europe, gross sales less winnings paid to players, any gambling tax or duty paid on such sales and any promotion dollar incentives granted to players. We measure Network NGR as the total NGR generated by Instants and DBGs on our platform. As most of our revenue share contracts are based on NGR, tracking Network NGR provides us with insight as to the marginal contribution of GGR growth to our revenues and allows us to detect inefficiencies in our GGR growth strategy.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”).  The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market.  NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

NPI Revenues Interest.  NPI Revenues Interest is not recorded as revenues in our consolidated statements of comprehensive income, but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit (loss) of NPI subject to certain adjustments.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Balance Sheets
(Unaudited, in thousands)

	December 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$59,767	$6,016
Restricted deposit	12	138
Prepaid expenses and other receivables	1,446	905
Aspire Group	56	296
Due from the Michigan Joint Operation and NPI	3,192	250
Trade receivables	3,701	2,737
Total Current Assets	$68,174	$10,342
NON-CURRENT ASSETS
Restricted deposit	164	150
Restricted deposits - Joint Venture	3,773	2,000
Company share of Joint Venture net assets	-	603
Property and equipment	1,301	849
Intangible assets	17,835	14,413
Right-of-use assets	3,127	4,688
Deferred taxes	211	130
Total Non-Current Assets	26,411	22,833
Total assets	$94,585	$33,175

LIABILITIES AND EQUITY (DEFICIT)
CURRENT LIABILITIES
Trade and other payables	$4,910	$1,855
Lease liabilities	1,651	1,455
Loans and other due to William Hill, net	1,972	14,245
Employees' related payables and accruals	3,562	2,583
Total Current Liabilities	$12,095	$20,138
NON-CURRENT LIABILITIES
Capital notes, loans and accrued interest due to Aspire Group	$17,739	$14,987
Loans and other due to William Hill, net	10,666	-
Company share of Joint Venture net liabilities	1,025	-
Lease liabilities	1,855	3,382
Accrued severance pay, net	384	276
Total Non-Current Liabilities	$31,669	$18,645
EQUITY (DEFICIT)
Share capital	44	21
Reserve with respect to transaction under common control	(8,467)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	16,940
Share premium	68,608	22,788
Share based payments reserve	3,907	2,967
Accumulated losses	(33,343)	(39,857)
Total Equity (Deficit)	50,821	(5,608)
Total liabilities and equity (deficit)	$94,585	$33,175

NeoGames S.A.
Consolidated Condensed Statements of Comprehensive Income
(Unaudited, in thousands)

	Quarter ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018

Revenues	$14,007	$8,955	$49,202	$33,062	$23,478
Distribution expenses	1,989	1,326	6,685	4,252	4,519
Development expenses	2,342	1,436	7,452	6,877	5,782
Selling and marketing expenses	389	679	1,483	1,981	1,457
General and administrative expenses	2,119	1,475	7,496	4,957	4,948
Initial public offering expenses	1,151	-	2,796	-	-
Depreciation and amortization	3,161	2,570	11,657	9,685	7,759
	11,151	7,486	37,569	27,752	24,465
Profit (loss) from operations	2,856	1,469	11,633	5,310	(987)
Interest expenses with respect to funding from related parties	1,082	991	4,343	3,792	2,309
Finance income	-	(46)	(21)	(53)	-
Finance expenses	57	102	747	382	195
Profit (loss) before income tax expense	1,717	422	6,564	1,189	(3,491)
Income tax expenses	(737)	(283)	(1,443)	(1,243)	(586)
Profit (loss) after income tax expense	980	139	5,121	(54)	(4,077)
The Company's share in profits (losses) of Joint Venture	1,514	(787)	1,393	(3,924)	(1,898)
Net and total comprehensive income (loss)	$2,494	$(648)	$6,514	$(3,978)	$(5,975)

Net income (loss) per ordinary share outstanding, basic	$0.11	$(0.03)	$0.29	$(0.18)	$(0.27)
Net income (loss) per ordinary share outstanding, diluted	$0.10	$(0.03)	$0.27	$(0.18)	$(0.27)

Weighted average number of ordinary shares outstanding:
Basic	23,354,587	21,983,757	22,329,281	21,983,757	21,983,757
Diluted	24,938,404	21,983,757	23,898,477	21,983,757	21,983,757

NeoGames S.A.
Reconciliation of Comprehensive Income to Adjusted EBITDA
(Unaudited, in thousands)

	For the Three Months Ended		For the Year Ended
	December 31,		December 31,
	2020	2019	2020	2019

Net and total comprehensive income (loss)	$2,494	$(648)	$6,514	$(3,978)
Income tax expense	737	283	1,443	1,243
Interest and finance-related expenses	1,139	1,047	5,069	4,121
EBIT	4,370	682	13,026	1,386
Depreciation and amortization	3,161	2,570	11,657	9,685
EBITDA	7,531	3,252	24,683	11,071
Initial public offering costs	1,151	-	2,796	-
Share-based compensation	274	158	969	615
The Company’s share in profits (losses) of Joint Venture	52	47	203	168
Adjusted EBITDA	$9,008	$3,457	$28,651	$11,854

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues Interest
(Unaudited, in thousands)

	Quarter ended December 31,		Year ended December 31,
	2020	2019	2020	2019

	(U.S dollars in thousands)
Royalties from turnkey contracts	$8,820	$4,919	$32,252	$17,240
Royalties from games contracts	783	587	2,006	2,189
Use of IP rights	2,015	1,400	6,697	5,662
Development and other services – Aspire	566	878	2,430	4,099
Development and other services – NPI	1,481	867	4,404	2,914
Development and other services – Michigan Joint Operation	342	304	1,413	958
Revenues	$14,007	$8,955	$49,202	$33,062
NeoGames’ NPI Revenues Interest	$4,478	$912	$9,535	$1,956